Jennifer M. Goodman +1 (312) 609-7732 jgoodman@vedderprice.com

February 29, 2012

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asset Management Fund (the “Registrant” or the “Trust”)

Registration Nos. 002-78808 and 811-03541

Dear Ms. Rossotto:

On behalf of the Registrant, this letter is in response to the comments provided by you during our telephone conference on February 14, 2012 regarding the Registrant’s Post-Effective Amendment No. 63 to its Registration Statement on Form N-1A filed on December 28, 2011 (the “PEA”), pursuant to Rule 485(a)(2) under the Securities Act of 1933. Changes in response to the comments below will be reflected in Post-Effective Amendment No. 64 to the Trust’s Registration Statement. As you requested, this letter is being filed via EDGAR.

Combined Prospectus

Global Comments

1.	Comment: For all Funds, please remove the disclosure in each summary section immediately above the Annual Fund Operating Expenses table and change the term “Advisory Fee” to “Management Fees.”

Response: Registrant has made the requested changes.

2.	Comment: With respect to the Money Market Fund, Short U.S. Government Fund, Intermediate Mortgage Fund and U.S. Government Mortgage Fund, in footnote “*” to the Annual Fund Operating Expenses table, please clarify whether the expense agreements may be terminated by the Adviser or by the Board of Trustees.

Vedder Price P.C. is affiliated with Vedder Price LLP which operates in England and Wales

Ms. Karen Rossotto
February 29, 2012

Response: With respect to the circumstance where the expense cap is included in the Advisory Agreement and such cap was not applicable during the period, Registrant has eliminated the footnote and moved such disclosure to the statutory prospectus. With respect to other circumstances, Registrant has made the requested change.

3.	Comment: Please confirm whether any Fund has “acquired fund fees and expenses” equal to or greater than on basis point (.01%) and clarify the reference to “investment company securities” in the footnote to the table.

Response: Registrant confirms that acquired fund fees and expenses did not equal or exceed .01% for any Fund. Registrant has clarified the footnote reference.

4.	Comment: For the fixed income funds, please clarify disclosure in the Principal Strategies section and Statement of Additional Information (“SAI”) regarding whether each Fund may use derivatives as a principal strategy and conform the principal risk disclosure.

Response: Registrant has revised the disclosure in the referenced sections to clarify that each Fund, other than the Money Market Fund, may use derivatives for hedging purposes.

5.	Comment: For all Funds, under the heading “Management” please include each portfolio manager’s title.

Response: Registrant has made the requested change.

6.	Comment: In the Investment Information section and Principal Investment Strategies sub-section, under “Mortgage-Related Securities,” please confirm which Funds may invest in mortgage-related securities issued by the U.S. Government or its agencies and instrumentalities.

Response: Registrant confirms that each of the fixed income funds may invest in mortgage-related securities issued by the U.S. Government or its agencies and has clarified the disclosure.

7.

Comment: In the Investment Information section and the Principal Investment Strategies sub-section under “Variable and Floating Rate Securities,” please revise the disclosure to specifically reference Rule 2a-7 under the Investment Company Act of 1940, as amended.

Ms. Karen Rossotto
February 29, 2012

Response: Registrant has made the requested change with respect to the Money Market Fund.

8.	Comment: With respect to each Fund that has a policy of investing 80% of its net assets in a specified type of security (the “80% Test”), please state the 80% Test in the Principal Strategy section and modify the policy to clarify that the 80% Test is applied to net assets plus borrowing for investment purposes (emphasis added).

Response: Registrant has made the requested changes.

9.	Comment: For each type of investment that is listed in the Principal Investment Strategies section, please confirm that there is related risk disclosure in the Principal Risks section (and vice versa).

Response: Registrant has reviewed the principal strategy and principal risk disclosure to ensure consistency.

10.	Comment: Add disclosure to the Principal Risks section that the Funds may not achieve their objectives when investing for temporary defensive purposes.

Response: The requested disclosure is set forth in the Investment Information section under the paragraph titled “Temporary Defense Strategies.” The Fund does not consider temporary defensive investing to be a principal strategy and has removed disclosure from the Principal Investment Strategies section, where applicable.

Money Market Fund

11.	Comment: Please provide disclosure in the Principal Investment Strategies section indicating that the Fund may have all of its assets invested in a single repurchase agreement and if applicable, that it currently does have all of its assets invested in a single repurchase agreement. In addition, please provide related risk disclosure in the Principal Risks section and clarify that the Fund’s return is based on the overnight repo rate.

Response: Registrant has added the requested disclosure.

Ms. Karen Rossotto
February 29, 2012

12.	Comment: Please discuss the services provided by the adviser under the Investment Advisory Agreement in light of the above investments.

Response: While the Fund has not been investing in a more active manner over the past several years and does not hold a large number of positions, this does not mitigate the responsibilities of the Adviser. The Adviser is constantly evaluating market investment opportunities relative to the size of the Fund and its investment objectives and may determine that a more active investment approach is warranted at any time. Registrant also notes that the Adviser currently is waiving a portion of its fee.

Ultra Short Fund

13.	Comment: In footnote “*” to the Annual Fund Operating Expenses table, please clarify whether the waiver is contractual or voluntary and insert the date.

Response: Registrant has revised the language in footnote “*” to clarify that the waiver is voluntary and the Adviser and Distributor are expected (although not obligated) to continue the waivers through February 28, 2013.

Intermediate Mortgage Fund

14.	Comment: Please discuss the Fund’s duration policy in light of the staff’s guidelines regarding maturity limits.

Response: Shares of the Fund are sold to sophisticated financial institutions. Registrant believes that duration is a more meaningful measure than maturity to such investors. For the information of the staff, there are many different methodologies for calculating duration. As discussed in the prospectus, Registrant uses an option-adjusted methodology, which takes into account estimated prepayment rates. In light of this methodology, which results in a lower duration than a simple calculation, Registrant believes its duration targets are appropriate for an Intermediate Fund and that the Fund’s duration policy and methodology are clearly disclosed.

15.	Comment: Please add repurchase agreement risk disclosure to the Principal Risks section.

Response: Registrant has made the requested change.

Ms. Karen Rossotto
February 29, 2012

Statement of Additional Information

16.	Comment: Please add disclosure regarding the impact of amendments to CFTC Rule 4.5 with respect to the Ultra Short Fund.

Response: Registrant has made the requested change.

17.	Comment: Please confirm each Fund’s fundamental policy regarding senior securities and the Ultra Short Fund’s fundamental policy regarding investments in real estate.

Response: Each Fund’s fundamental policy regarding senior securities appears on page 14 under “Borrowings.” Registrant has added disclosure regarding Ultra Short Fund’s policy regarding real estate.

18.	Comment: With respect to the Trustees and Officers table, please revise the third column heading to add “during the past five years” at the end of the heading.

Response: This disclosure has been revised accordingly.

19.	Comment: Please provide disclosure as to any conflicts of interest that may arise in connection with the portfolio managers’ management of the investments of the Funds.

Response: Registrant believes that existing disclosure satisfies this requirement.

20.	Comment: Please provide a list of activities that payments will be made for under the 12b-1 plan.

Response: Registrant has added the requested disclosure

21.	Comment: Please verify whether the disclosure regarding the Portfolio Holdings policy is complete.

Response: Registrant increased disclosure with respect to this item.

*        *        *         *        *

If you have any questions regarding these responses, please call Deborah Bielicke Eades at (312) 609-7661 or me at (312) 609-7732.

Ms. Karen Rossotto
February 29, 2012

Very truly yours, /s/ Jennifer M. Goodman